Mail Stop 3561

December 11, 2009

VIA U.S. MAIL

Tony Tavares
Chief Executive Officer
Sports Properties Acquisition Corp.
437 Madison Avenue
New York, NY 10022

Re: **Sports Properties Acquisition Corp.**
               Preliminary Proxy Statement on Schedule 14A
               Filed November 18, 2009
               File No. 001-33918

Dear Mr. Tavares:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide an analysis explaining why you believe the proposed changes to the company's charter and securities, are not so significant that they constitute the issuance of new securities, of both the warrants and common stock, to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance.

2. We note your disclosure on page 4 that you or your affiliates may offer to purchase IPO shares. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases.

3. Please advise what consideration you have given to the applicability of Rule 13e-3 to this transaction. We note in this regard your disclosure that conversions and purchases of IPO shares by you and your affiliates may result in delisting of your common stock by NYSE Amex.

4. In this regard, please provide us with additional details about how you intend to conduct these solicitations, including when they will commence and end and whether you will contact holders directly or through a third party.

5. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

6. Please revise your description of proposal 3 to clarify that it does not constitute more than the 3 subproposals or advise.

7. Please revise to eliminate subjective marketing language. Examples include "*vast* experience" (page 35) and "*[c]ompelling* market opportunity" (page 38) (emphasis added).

Cover Page

8. Please clarify here and on your proxy card that the subproposals are to be voted on separately and that holders should vote on each of the subproposals independently.

9. Revise subproposal (1A) here and throughout your disclosure as appropriate to disclose the current exercise price of the warrants.

Summary, page 1

10. Revise here and elsewhere as appropriate to discuss the basis for your belief that taxi medallions will continue to appreciate at a rate and medallion owners will be sufficiently interested in selling their medallions that, along with lease revenue, such appreciation will allow you to run a viable publicly traded business. Since you do not believe that there are any other publicly traded medallion owners, address the added costs of being a public company in this discussion.

11. Based upon your background discussions commencing on page 61 it appears that you only pursued serious discussions with a single sports franchise. Please briefly discuss your history since inception, including the fact that you have considered a restaurant chain, cleaning supply company and blind pool REIT structure prior to settling on the present medallion business.

12. Please treat your summary and Q&A sections as one section and eliminate repetition.

13. Please revise the penultimate sentence of the second paragraph to clarify which of the information you are actually providing in the proxy.

Actions in Connection with the Framework Transactions, page 3

14. Disclose the consideration you expect to give the Founders in exchange for cancellation of their shares.

Our Business Following the Consummation of the Framework Transactions, page 4

15. Revise the final carry over paragraph on page 4 to quantify or estimate the amounts that will be payable for each listed item.

Board Recommendations; Certain Relationships, page 5

16. Please revise the first bullet point to clearly disclose the formula for calculating the fee payable to Medallion Financial. We suggest providing a sample calculation to enhance clarity.

17. Please revise the final bullet point on page 6 to quantify the reimbursable expenses to date and indicate whether additional expenses may be incurred.

Questions and Answers, page 8

18. Add a Q&A if you believe that voting in favor of changing the definition of "business combination" would act as a bar to suits against officers and directors charging wastage of corporate assets in actions not permitted by the charter. The Q&A should quantify the amount of funds which have been spent in seeking business combinations other than those permitted by your corporate documents.

Why does Sports Properties intend to pursue the transactions, page 13

19. Please revise the third bullet point on page 14 to disclose the source for the Medallion loan portfolio statistic.

Why does sports properties intend to pursue the transactions contemplated by the Framework Agreement?, page 13

20. Revise the third bullet point on page 14 and elsewhere as appropriate to remove your use of compound annual growth rate, since this measurement shows only two snapshots in time and may not be representative of growth over the entire time period.

How will the Founder Stockholders vote?, page 17

21. Please revise to disclose the number of common shares and percentage of outstanding shares represented by the voting agreements with your directors, officers, and other founders.

22. Also, please include the executed voting agreement as an Annex in your amended proxy.

23. Clarify whether any of the officers and directors has purchased any common stock or warrants in the open market or through privately negotiated transactions.

Risk Factors, page 22

24. Please add a risk factor discussing the risk that as a result of share repurchases and conversions, it is possible that after the transaction is complete officers, directors, and other affiliates may control a majority of the outstanding shares.

25. Please consider risk factor and other disclosure addressing how current governmental, individual, and global efforts to reduce carbon emissions may impact your present business plan.

There are conflicts of interest in our relationship with Medallion Financial, page 26

26. Please revise the second full paragraph on page 27 by creating a separate risk factor discussing the risk you may be competing with the existing medallion lease business of Medallion Financial or it affiliates, notwithstanding the non-compete agreement applicable to new business. Also clarify whether Medallion is forbidden from purchasing medallions during the non-compete period (other than in foreclosure) or if the non-compete operates in some other way.

The Transitional Services Agreement, page 27

27. Please expand this risk factor to discuss the cost and difficulty of terminating the agreement.

<u>We have insufficient resources to cover our operating expenses, page 29</u>

28. Describe here and elsewhere as appropriate the services you received from Medallion in exchange for $93,000 that you owe them.

<u>Persons who purchased in the IPO may have rights to rescind, page 33</u>

29. Please estimate the aggregate contingent liability associated with the rescission right.

<u>Our Business Following the Consummation of the Framework Transactions, page 34</u>

30. Discuss here and elsewhere whether you intend to purchase medallions from Medallion Financial or its affiliates.

31. Please provide the basis for your estimate that the value of medallions exceeds $11.5 billion.

32. Please provide us with objective support for your statement that your management team maintains "long-standing relationships" with "major fleet operators."

33. Please revise the third full paragraph on page 35 to clarify what would be considered your "first material acquisition." We note your disclosure on page 66 that you anticipate paying cash distributions after acquiring your first medallion.

34. Refer to the second paragraph on page 37. Explain in more detail what 3% to 5% of the prevailing purchase price means and how this is generally calculated. In addition, provide objective support for these estimates.

<u>Our Target Markets, page 39</u>

35. Refer to the graph on page 39. We note that your December 1 and 7, 2009 investor presentations contain similar data that commences in 1947. Please tell us why the graph on page 39 commences with 1995, rather than 1947.

36. Please revise this section to explain in greater detail the reasons for changes in medallion prices and other key market data over time. Include in this discussion management's analysis of whether you expect these trends to continue. By way of example, discuss whether you believe that the trend of significantly increasing medallion taxi prices in New York from 2001 to 2008 will sustain itself in the short-term and longer-term. We note that this significant increase appears to correlate with what appears to be one-time circumstances, such as the auction of over 1,060 medallions between 2004 and 2008 and the 2004, 2006, and 2009 fare increases.

37. For consistency, we suggest revising the discussion of the Chicago and Boston markets to present historic medallion price information, including the graphical presentation, as you have done with the New York market.

Factors Supporting Taxi Medallion Valuations, page 41

38. Please revise to substantiate your belief that the turnover rate of medallions creates available supply. In this connection, explain the basis for your belief that current medallion holders will wish to sell an asset that, as you suggest, is expected to appreciate indefinitely, and lease its benefits back from you. Tell us why you believe that medallion owners will be seeking this liquidity.

Liquidity and Capital Resources, page 47

39. Revise significantly to discuss and quantify your current cash position and explain how you intend to support your planned activities in the near future based upon that position and other planned sources of funding.

40. Please revise the last paragraph to elaborate on your statement that "we intend to pursue exit strategies once an asset has met our target return parameters."

Proxy Solicitation Costs, page 54

41. We note your disclosure that your directors, officers, and employees may also solicit proxies. We further note your investor presentations filed December 1 and 7, 2009, where you state "[o]ur directors, executive officers, affiliates and other persons *may be deemed* to be participants in the solicitation of proxies" (emphasis added). Please revise your disclosure here to remove doubt as to who is a participant by (i) identifying by name the participant; and (ii) stating definitively that such person is a participant in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of a participant. Additionally, please confirm you will make similar revisions in future press releases and filings.

42. We note that proxies may be solicited in person, by telephone, or by other electronic means including e-mail and facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Voting Commitments, page 54

43. Please revise to update the status of your discussions with founders to cancel certain Founders' Shares.

Reasons for the First Sub-Proposal; Effect, page 56

44. Please revise the penultimate sentence of this subsection to clarify that conversion is only effective if the proposals are approved. Similarly revise the comparable disclosure elsewhere in this section.

The Framework Transaction Proposals, page 61

45. Please provide us with copies of any written materials prepared by management or your advisors and reviewed by the Board in connection with its vote to approve the transaction.

46. With respect to any transaction that reached the term sheet or letter of intent stage, please disclose the transaction terms that formed the basis of the term sheet or letter of intent. In addition, to the extent you ended discussions with a party or parties because you were not able to agree upon terms, please identify the points of disagreement.

47. Discuss why the board was not satisfied with the results of its due diligence for the cleaning supply business.

Adverse Factors Considered by Sports Properties, page 66

48. Please revise the fourth bullet point to explain why this is an adverse factor.

49. Please revise the fourth bullet on page 67 to discuss whether the board considered whether Medallion Financial's existing portfolio of medallion leases would compete with you as you commence operations.   Also discuss why the factor as presently written is a negative factor to you.

50. Please provide support for the claim that Medallion Financial has a "leading position" by specifying the measure(s) by which it leads.

Interests of Our Directors and Executive Officers, page 68

51. Please reconcile the disclosure in the first bullet point on page 69 that you estimate liquidation costs to be $50,000 with your disclosure in the fifth bullet on page 6.

Actions That May Be Taken to Secure Approval of Our Stockholders, page 75

52. Please revise to elaborate on the types of non-cash inducements to potential investors. Also, if the arrangements to purchase IPO shares could include such non-cash inducements, revise to clarify this on page 75.

53. Please revise to discuss how the third party aggregator, if engaged, would proceed with its purchases. Discuss how it would target and solicit shareholders and clarify whether you would share company voting information with them.

54. We note your statement on page 77 that "in all events there will be sufficient funds available . . . to pay the holders of all IPO Shares that are properly converted." We further note that it is a condition to closing that at least $100 million remains available in the trust account after payments to converting or selling stockholders. Please revise to reconcile these statements given that it appears possible that shareholders could approve the transaction yet a substantial majority elect conversion or sell their shares.

55. Please revise the fourth paragraph on page 77 to clarify that in no event could the special meetings be adjourned past January 17, 2010, as you have on page 99.

The Framework Agreement, page 81

56. We note your disclosure in the second paragraph of this section. Because the representations in these agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate.

Reasons for the Warrant Amendment Proposals; Effects, page 100

57. Please revise to disclose that, at your sole discretion, you may lower the exercise price of the warrants.

58. Please revise to clarify that, under the amendments, the warrants issued to Medallion Financial and your CEO retain their cashless exercise feature. Revise your summary similarly.

Beneficial Ownership of Securities, page 112

59. Please revise the table to set forth beneficial ownership information as of the most recent practicable date.

Annex H

60. Revise the first sentence in the first full paragraph on page H-2 to remove the phrase "legal right and power and." Counsel should be comfortable that its clients' officers have the legal authority to perform their duties.

61. Counsel may look at any documents of its client that it feels it needs to examine. Therefore, please have counsel delete the last two sentences of the first full paragraph on page H-2.

62. Counsel may not limit its opinion solely to statutory law. Please have counsel revise accordingly.

63. Counsel may not limit reliance. Please have counsel delete the last sentence of the last paragraph on page H-13.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any questions.

Regards,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (212) 878-8375
        Brian Hoffmann, Esq.
        Clifford Chance US LLP